SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Maxx Petroleum LTD
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

57777D201
_________________________
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].  (A fee
is not required only if the filing person:   (1) has a previous statement on
file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 57777D201     13G             Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    State Street Research & Management Company
    #13-31424135
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [  ]
                                                                      (b)  [  ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.

______________________________________________________________________________
                                        5.      SOLE VOTING POWER
                                                     410,000
        NUMBER OF
        SHARES                          6.      SHARED VOTING POWER
      BENEFICIALLY                                    -0-
      OWNED BY EACH
        REPORTING                       7.      SOLE DISPOSITIVE POWER
      PERSON WITH                                    410,000

                                        8.      SHARED DISPOSITIVE POWER
                                                      -0-
______________________________________________________________________________
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    410,000
______________________________________________________________________________
10.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                       2.57%
______________________________________________________________________________
12.     TYPE OF REPORTING PERSON*
             Investment adviser

                *SEE INSTRUCTIONS BEFORE FILLING OUT
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

SCHEDULE G

        Item 1(a).      Name of Issuer
                        Maxx Petroleum LTD

        Item 1(b).      Address of Issuers Principal Office
                        900, 606-4th Street SW
                        Calgary
                        Alberta, Canada

        Item 2(a).      Name of Person Filing
                        State Street Research & Management Company

        Item 2(b).      Address of Principal Business Office
                        One Financial Center, 30th Floor
                        Boston, MA  02111-2690

        Item 2(c).      Citizenship
                        Reporting Person is a corporation organized under
                          Delaware laws. Principal office of Reporting Person is Boston, MA

        Item 2(d).      Title of Class of Securities
                        Common Stock

        Item 2(e).      CUSIP Number
                        57777D201

        Item 3.         If this statement is filed pursuant to Rules 13d-1(b),
                           13d-2(b), check or, whether the person filing is a:

                   (a)  [ ]  Broker or dealer registered under Section 15 of
                               the Act
                   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                   (c)  [ ]  Insurance Company  registered under Section
                               3(a)(19) of the Act
                   (d)  [ ]  Investment company registered under Section 8 of
Investment                     the Company Act
                   (e)  [x]  Investment Adviser registered under Section 203
Investment                     of the Advisers Act of 1940
                   (f)  [ ]  Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund:  see
                                Section 240.13d-1(b)(1)(ii)(F)
                   (g)  [ ]  Parent Holding Company, in accordance with
                                Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                   (h)  [ ]  Group, in accordance with
                                Section 240.13d-1(b)(1)(ii)(H)

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

SCHEDULE G

        Item 4.   Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 (a)     Amount beneficially owned:      410,000
                 (b)     Percent of Class:               2.57%
                 (c)     Number of shares as to which such person has:

                         (i)     sole power to vote or to direct the vote:
                                                         410,000

                        (ii)    shared power to vote or to direct the vote:
                                                        -0-

                        (iii)   sole power to dispose or to direct the
                                disposition of:          410,000
                        (iv)    shared power to dispose or direct the
                                disposition of:         -0-

                 State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

        Item 5.  Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

        Item 6.  Ownership of More than Five Percent on Behalf of Another
                 Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  All foregoing shares are in fact owned by clients of State Street Research & Management Company.
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

SCHEDULE G

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Inapplicable

        Item 8.   Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Inapplicable

        Item 9.   Notice of Dissolution of Group

                  Inapplicable

        Item 10.  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        Signature

                  After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date:    April 6, 2001

                                Signature:    /s/ Mary T. Lomasney

                               Name/Title:    Mary T. Lomasney
                                              Vice President/Director of
                                              Compliance
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